

June 22, 2011

<u>Via E-Mail</u>

Mr. Richard Carmichael
Chief Financial Officer
Cougar Oil and Gas Canada Inc.
833 4<sup>th</sup> Avenue S.W., Suite 1120
Calgary, Alberta T2P3T5
Canada

> **Re:    Cougar Oil and Gas Canada Inc.**
> **Form 20-F for the Transition Period Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated May 31, 2011**
> **File No. 0-53879**

Dear Mr. Carmichael,

We have reviewed your response letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Transition Period Ended December 31, 2010

Financial Statements

Supplemental Information on Oil and Gas Producing Activities, page 60

1.    We have read your response to comments two, three, four and five, in our letter dated May 24, 2011 and understand that you would prefer to limit compliance to future filings. We note that you included a third party engineering report and information about your oil and gas producing activities in the Form 6-K furnished on March 31, 2011 although you did not incorporate that document into your annual report.  As we expect this information would be material to an understanding of your business, it appears that you should amend

the Form 20-F for the fiscal year ended December 31, 2010 to comply with the Instructions to Item 4 of Form 20-F.  We believe that you should include the disclosures along with the other information about your properties in the Form 20-F, rather than rely on data compiled within an engineering study.  Please submit the revisions that you propose to comply with your reporting obligations.  We reissue prior comments two, three, four and five.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief